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                                                               Page 1 of 4 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                 AMENDMENT NO. 2

                           Contango Oil & Gas Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    21075N105
                                 (CUSIP Number)

                                 Kenneth R. Peak
                           Contango Oil & Gas Company
                        3700 Buffalo Speedway, Suite 960
                              Houston, Texas 77098
                                 (713) 960-1901

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 24, 2001
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 21075N105                                            Page 2 of 4 Pages

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1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Kenneth R. Peak
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                  [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,845,723
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,845,723
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,845,723
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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                                                               Page 3 of 4 Pages

         Item 5 of the statement on Schedule 13D dated October 14, 1999 and Amendment No. 1 to the Statement on Schedule 13D dated June 16, 2000, filed by Kenneth R. Peak, is hereby amended in its entirety to read as follows.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Peak owns 1,059,055 shares of common stock of Contango Oil & Gas Company (the "Issuer"), and may be deemed to be the beneficial owner of 700,000 additional shares which he has the right to purchase upon exercise of warrants and 86,668 additional shares which he has the right to purchase upon exercise of stock options, for a total of 1,845,723 shares of common stock beneficially owned. Subject to applicable marital property laws, Mr. Peak has sole voting and dispositive power with respect to all of his shares of common stock.

         On August 8, 2001, Mr. Peak purchased 1,600 shares of the Issuer's common stock on the American Stock Exchange at a purchase price of $2.50 a share. On August 10, 2001, Mr. Peak purchased 10,000 shares of the Issuer's common stock on the American Stock Exchange at a purchase price of $2.95 a share. On August 14, 2001, Mr. Peak purchased 15,000 shares of the Issuer's common stock at a purchase price of $2.90 a share. On August 16, 2001 Mr. Peak purchased 24,000 shares of the Issuer's common stock on the American Stock Exchange at a purchase price of $2.80 a share. Mr. Peak purchased the securities for personal investment purposes and not with the intention of changing control of the Issuer. Mr. Peak has not effected any other transactions in the Issuer's common stock in the past 60 days.

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock held by Mr. Peak.



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                                 SIGNATURE PAGE

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement on Schedule 13D with respect to such person is true, complete and correct.



Date: August 21, 2001                  /s/  KENNETH R. PEAK
                                       --------------------
                                       Kenneth R. Peak